Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Westport Fuel Systems Inc. (the “Company”) on Form 40-F for the year ended December 31, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, James M. MacCallum, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)                                 The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

(2)                                 The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 19, 2019	/s/ James M. MacCallum

James M. MacCallum
Acting Chief Financial Officer

This certification accompanies this annual report on Form 40-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Exchange Act, be deemed filed by the Company for purposes of Section 18 of the Exchange Act. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.